DAVID PARNELL

EXPERIENCE

Operations Officer, Bootstrap Farm Club; Cataumet, MA - 2019-Present
- Monitored and audited inventory for supplies and product at three different locations.
- Procured supplies and product from vendors with an operating budget of $75,000 per quarter.
- Oversaw and facilitated sales totaling $500,000 annually.
- Drafted business plans that included budgets, sales goals, and advertising campaigns.

Estimator, All-Phase Asphalt; Seekonk, MA - 2017-Present
- Calculated costs for services based on raw material and operating costs.
- Generated leads for jobs through social media and print ads.
- Executed residential and commercial sales ranging from $5,000 to $50,000.
- Independently completed the sales process from lead generation through follow-up and closing.
- Demonstrated customer service and sales skills in an in-person setting with individuals, companies, and municipalities.

Operations Manager, Weatherlow Farms; Westport, MA - 2018-2020
- Assisted livestock manager with 70 head of steer.
- Coordinated production timelines between three separate departments.
- Developed brand identity and improved relations with customer base through implementing weekly newsletter posts.
- Trained staff in retail and back-end procedures to ensure smooth day-to-day operations.

EDUCATION
UMASS Amherst, Amherst, MA - Bachelor's Degree, 2013-2017
Bristol Community College, Fall River, MA - Associate's Degree, 2020-2022